Exhibit (11)

Itemized list of estimated expenses incurred or borne by or for the account of the

Republic of Italy in connection with the sale of the 1.250% Notes due February 17, 2026

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		327,300
Fiscal and Paying Agent fees and expenses		17,889(1)
Listing fees		6,798(2)
Printing Expenses		6,380(3)
Total	US$	358,367

(1)	Invoiced amount was €15,000. Converted at $1.1926/€1.00, the Bank of Italy’s exchange rate prevailing on March 22, 2021.

(2)	Invoiced amount was €5,700. Converted at $1.1926/€1.00, the Bank of Italy’s exchange rate prevailing on March 22, 2021.

(3)	Invoiced amount was €5,350. Converted at $1.1926/€1.00, the Bank of Italy’s exchange rate prevailing on March 22, 2021.

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